Brambles Industries plc
Cassini House
57-59 St James's Street
London, SW1A 1LD, England
Tel +44 (0)20 7659 6000 **Fax** +44 (0)20 7659 6001
Email info@brambles.com
Website www.brambles.com


03032491

News Release
2 September 2003

Brambles reports annual results for the year ended 30 June 2003

Brambles today reported a profit before tax, goodwill amortisation and exceptional items of £286 million. This is in line with Brambles' June 2003 trading update. Profit after tax but before goodwill amortisation and exceptional items was £195 million. Exceptional items of £62 million (£43 million after tax) related predominantly to the restructuring of CHEP Europe.

Financial Summary

- Revenue from continuing businesses grew by 6% to £2.9 billion with CHEP and Recall up 10% and 17% respectively, in constant currency.
- Comparable operating profit (profit before interest, tax, goodwill amortisation and exceptional items) from continuing businesses at £359 million was 2% lower than last year in constant currency.
- Operating cash flow after capital expenditure was significantly stronger and improved by £112 million to £228 million with all businesses generating cash after capital expenditure.
- Capital expenditure was reduced by 18% to £456 million.
- Earnings per share before goodwill amortisation and exceptional items were 11.5 pence, 12% below the previous year.
- The final dividend for shareholders in Brambles Industries Limited remains at 10 cents, 100% franked. The second interim dividend for shareholders in Brambles Industries plc is slightly higher at 4.053 pence due to currency movements.

Operational Summary

- The restructuring programme in CHEP Europe is on track for completion in 2005. An operating exceptional item of £50 million was incurred in the year.
- Revenue in CHEP Americas grew by 12% in constant currency terms. Unit transport cost reductions and improved management of the non-participating distribution network in the USA were offset by higher pallet inspection, storage and repair costs arising from both heightened quality specifications and the increased levels of damaged pallets from higher recoveries.
- CHEP in the rest of the world continued to perform strongly.
- Recall sales and comparable operating profit increased by 17% and 30% respectively.
- Cleanaway performed well and generated excellent cash flow in a difficult market. The outcome of DSD contract re-tendering in Germany, likely to be announced shortly, is expected to result in some margin compression in 2004.

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- Brambles Industrial Services performed strongly in Australia with steady progress in the Northern Hemisphere. The result for Regional Businesses was affected adversely by a depressed market for Interlake.

Brambles Chief Executive Officer, Sir CK Chow, said: "The significant improvement in cash flow performance in the year is evidence of our commitment to improve asset productivity and generate stronger returns for our shareholders. Through the restructuring programmes underway in CHEP, a great deal of work has been done to grow sales, to reduce its cost structure, and to improve asset utilisation. These initiatives are on track and will place CHEP on a sustainable growth path. The performance of Recall was outstanding, particularly in the second half. Cleanaway and Brambles Industrial Services have continued to outperform their competitors in challenging markets."

Brambles is globally headquartered in Australia

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5216
		+61 (0) 414 239 188 (mobile)
Media	Jeannette McLoughlin	+61 (0) 2 9256 5255
	Group General Manager Corporate Communications	+61 (0) 401 990 425 (mobile)

FILE NO. 82-5205

Brambles

Preliminary Results

for the year ended
30 June 2003

for the Combined Businesses of
Brambles Industries plc
and Brambles Industries Limited

FILE NO. 82-5205

BRAMBLES

PRELIMINARY RESULTS FOR THE YEAR ENDED 30 JUNE 2003

CONTENTS

An analyst briefing will be held in London at 9am on 2 September 2003. This will be webcast and available with supporting slides on our website www.brambles.com.

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Brambles

Summary of combined results for the year ended 30 June 2003

	2003 £ millions	2002 £ millions	Increase/ (decrease) % at actual fx rates
Results before exceptional items and goodwill amortisation			
Continuing businesses			
Revenue, including joint ventures and associates	**2,909**	2,780	5%
Comparable operating profit *	**359**	371	(3%)
Total			
Revenue, including joint ventures and associates	**2,997**	3,184	(6%)
Comparable operating profit	**369**	402	(8%)
Profit before tax	**286**	305	(6%)
Profit after tax	**195**	220	(11%)
Earnings per share (pence)	**11.5**	13.0	(12%)
Results after exceptional items and goodwill amortisation			
Operating profit	**276**	370	
Profit before tax	**190**	271	
Profit after tax	**118**	175	
Earnings per share (pence)	**6.9**	10.3	
Second interim dividend per share (pence)	**4.053**		
Second interim dividend per share payable	**9 October 2003**		
Dividend record date	**19 September 2003**		
Cashflow from operations after capital expenditure	**228**	116	
Net debt	**1,607**	1,581	

* Note:

- Throughout this business commentary, all references to comparable operating profits are to 'operating profit before exceptional items and goodwill amortisation', which the directors consider to be a useful measure of business performance. Measures of business performance have been calculated in constant currency (at the previous year's actual monthly exchange rates).
- In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each period.

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The table below summarises the results at actual exchange rates and at constant currency rates

Turnover (including joint ventures and associates) by business £ millions	2003 as reported	2003 at prior year actual monthly fx rates (a)	2002 (b)	% change in constant currency (a)/(b)
CHEP	1,284	1,319	1,202	10%
Cleanaway	964	941	916	3%
Recall	258	269	229	17%
Brambles Industrial Services	282	276	273	1%
Regional Businesses	121	129	160	(19%)
Continuing Businesses	2,909	2,934	2,780	6%
Discontinued	88	91	404	-
Total	2,997	3,025	3,184	(5%)

Comparable operating profit (EBITA before exceptionals) by business £ millions	2003 as reported	2003 at prior year actual monthly fx rates (a)	2002 (b)	% change in constant currency (a)/(b)
CHEP	199	203	207	(2%)
Cleanaway	96	93	97	(4%)
Recall	49	52	40	30%
Brambles Industrial Services	28	28	31	(10%)
Regional Businesses	4	3	10	(70%)
Corporate	(17)	(17)	(14)	(21%)
Continuing Businesses	359	362	371	(2%)
Discontinued	10	10	31	-
Total	369	372	402	(7%)

Operating profit by business £ millions	2003 as reported	2003 at prior year actual monthly fx rates (a)	2002 (b)	% change in constant currency (a)/(b)
CHEP	148	154	206	(25%)
Cleanaway	76	74	83	(11%)
Recall	37	39	30	30%
Brambles Industrial Services	23	23	27	(15%)
Regional Businesses	-	(1)	8	-
Corporate	(17)	(17)	(14)	(21%)
Continuing Businesses	267	272	340	(20%)
Discontinued	9	9	30	-
Total	276	281	370	(24%)

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The prior period results set out in column (b) above have been adjusted to show divested businesses as discontinued.

The Group's profit before interest and tax, after charging goodwill amortisation and exceptional items, is analysed by business segment and geographical origin on page 25.

The results for the year ended 30 June 2002 reflect the impact of the harmonisation of accounting in CHEP. The net negative impact of the harmonisation on operating profit and on profit before tax was £9 million and included a one-off charge of £21 million.

The post on-going harmonisation figures included with Brambles announcement dated 19 February 2003 have been used as prior year comparatives to explain trading movements in the press release dated 2 September 2003 and analyst presentations.

FILE NO. 82-5205

TRADING PERFORMANCE

Revenue from continuing businesses at £2.9 billion increased by 6% in constant currency, with CHEP and Recall up 10% and 17% respectively contributing the major part of the growth. This achievement was in the face of generally slow economic growth.

Profit before tax, goodwill amortisation and exceptional items was £286 million compared with £305 million last year and was in line with the trading update in June. Earnings per share on the same basis at 11.5 pence compared with 13.0 pence.

Comparable operating profit (profit before tax, interest, goodwill amortisation and exceptional items) from continuing business was £359 million compared with £371 million last year. The prior year included a charge of £21 million relating to one-off loss provisioning in CHEP USA.

The year saw a strong group cash performance with cash flow from operations after capital expenditure of £228 million up from £116 million in the previous year. This is the result of a continuing focus on more efficient use of assets and on cash generation.

As advised in last November's trading update, profits at CHEP Europe were lower than last year. Additional pallet inspection and repair costs and to a lesser extent slower sales growth in the final quarter offset transport cost improvements in CHEP USA. This resulted in a similar comparable operating profit to the previous year in CHEP Americas. CHEP's capital expenditure was 15% lower and all regions including the US generated positive operating cash flow after capital expenditure.

Cleanaway performed very well in a difficult market in Europe, whilst Recall increased both revenue and comparable operating profits strongly with an outstanding performance in the second half.

Brambles Industrial Services continued to perform strongly in Australia and there were encouraging signs of progress in the Northern Hemisphere businesses. The performance of the Regional Businesses was adversely affected by the depressed market conditions for Interlake.

EXCEPTIONAL ITEMS

Exceptional items of £62 million (£43 million after tax) principally comprised reorganisation costs in CHEP Europe, which are described later in this release.

FINANCIAL POSITION

Cash inflow from operations after capital expenditure for the Group strengthened considerably and was up by £112 million to £228 million. From continuing businesses the cash flow improved by £139 million to £212 million, compared with £73 million last year.

Interest expense was £83 million compared with £97 million in the same period last year, due to both lower average debt levels and lower interest rates.

Working capital, which has been the focus of significant management attention, was reduced by £27 million of which £21 million was in continuing businesses. While creditors fell, there was a reduction in debtors of £52 million (£36 million in continuing businesses) compared with June 2002. There was an 18 day improvement in the trade debtors days in CHEP Europe, reflecting the stabilisation and improvement of the new SAP infrastructure. A further improvement in debtor performance is expected in the current year.

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Net debt at 30 June 2003 was £1.6 billion, with the EBITDA interest cover at 8.3 times and net debt/EBITDA at 2.3 times, leaving ample headroom in Brambles credit facilities.

Credit facilities were extended during the year and a bank refinancing programme was successfully completed in June, with total bilateral facilities of £2.5 billion maturing principally in 2006 and 2008.

CAPITAL EXPENDITURE

Capital expenditure for the year was £456 million, compared with £557 million in the previous year and should remain around this level in the current year.

In CHEP, capital expenditure at £328 million was £56 million below last year. The principal driver of the reduction was CHEP Americas where capital expenditure reduced by £37 million.

Capital expenditure in Cleanaway was £79 million (down £5 million), Brambles Industrial Services £20 million (down £12 million) and Recall £23 million (up £1 million.) The absence of capital expenditure in respect of discontinued business accounted for a further £26 million reduction.

BUSINESS DISPOSALS

The principal businesses divested during the year were Brambles Shipping in Australia, Heavy Contracting in Europe and the Building Repair and Maintenance activities of Cleanaway UK. The proceeds from divestments of £50 million during the year were substantially received by year end.

Meineke Car Care Systems was sold in August 2003 for US$68 million, the impact of which will be included in the current financial year.

TAXATION

The group tax rate for the year was 32% of profit before tax, goodwill amortisation and exceptional items, up from 28% in the same period last year. The increase in the tax rate for the period was due principally to the absence of the one-off tax loss benefit in Cleanaway Germany last year.

DIVIDEND

The Board has declared a final dividend of 10 cents per share for shareholders in Brambles Industries Limited and a second interim dividend of 4.053 pence per share for Brambles Industries plc shareholders. This is consistent with the Board's stated policy of at least maintaining this level of dividend per share. The dividend will be paid on 9 October 2003 to those shareholders registered on 19 September 2003.

ANNUAL GENERAL MEETING

The 2003 Annual General Meeting of Brambles Industries plc will be held in London on Tuesday, 21 October and will be followed by the Brambles Industries Limited meeting on Tuesday, 18 November in Sydney.

FILE NO. 82-5205

OPERATIONAL REVIEW

CHEP

£m	12 months to 30 Jun 03		12 months to 30 Jun 02	% Change – Constant Currency
	As Reported	Constant Currency		
Revenue	1,284	1,319	1,202	10
Comparable operating profit	199	203	207	(2)
Add back one-off loss provision			21	
Comparable operating profit before one-off loss provision	199	203	228	(11)
Operating cash flow after capital expenditure	75	72	1	-

Revenue from CHEP increased by 10% while comparable operating profit was £199 million. The prior year profit of £207 million included a one-off loss provision of £21 million. Excluding this loss provision, CHEP's comparable operating profit for the year was 11% lower than last year - almost all of which was attributable to CHEP Europe.

CHEP AMERICAS

In the Americas and in constant currency, revenue increased by 12% whilst comparable operating profit was similar to last year. At reported exchange rates revenue was £597 million and comparable operating profit was £76 million.

Operating cash flow after capital expenditure improved by £11 million, resulting in a positive cash flow of £6 million.

In CHEP USA, revenue was 10% higher despite the slowdown in the US economy. The Total Pallet Management (TPM) agreements with retailers such as Wal*Mart and The Home Depot continue to support this revenue growth. The year also included a first time contribution from suppliers to Sysco, the largest food services company in the USA. Average revenue per pallet remained very similar to the previous year.

Further progress has been made on the key initiatives to improve performance and sustain growth:

- Unit transport costs have reduced as a result of the new service centre network, which is now fully operational. The improved locations chosen for the network have facilitated the introduction of the new pallet return policy by participating distributors and transport optimisation initiatives. These improvements have resulted in a reduction of £12 million in transportation costs partly offset by additional collections from TPM customers.
- Management of the Non Participating Distributor (NPD) channel continued to improve. Issues from our customers into NPDs reduced to 4.1% of total issues in the year from 5.1% in the previous year. Pallet returns from the NPD channel are running at about 78% of issues, up from 56% in the previous year.

FILE NO. 82-5205

- Agreements have been put in place with over 750 pallet recyclers to improve the return of CHEP pallets and further enhance the high pallet control ratio.

However, these improvements were offset by the impact on profits of lower sales growth in the last quarter driven by a slow down in non-food retail sales in the US.

In addition, a number of costs were incurred during the year which particularly impacted second half performance.

Service centre costs were £20 million higher than the previous year, with second half costs up £15 million. The largest element was £9 million of additional inspection and repair costs. This was a consequence of higher repair rates which resulted from the effort to improve the quality of the pallet pool and hence increase customer satisfaction through more intense inspection.

In addition, increased service centre costs which related to short term increases in storage and handling costs were incurred. These resulted from pool inefficiencies caused by the build up of excess pallets during the implementation of the new service centre network.

In the current financial year it is anticipated that revenue growth will continue. The improvements in pallet quality will be maintained and this will result in a higher ongoing level of inspection and repair costs. Elimination of the pool inefficiencies noted in the previous paragraph will result in further short term costs of some £8 million, in respect of storage, handling, repair and transport. These will decrease during the first half and should be eliminated by the end of the calendar year.

The benefit of these actions will be seen in capital expenditure in the US, which should decrease by about US$40 million in the first half year.

Overall, while profits in the Americas in the first half of the current year are unlikely to exceed those of the second half of last year, they should rebound in the second half driven by lower costs and continuing revenue growth.

Within the Americas, CHEP's businesses in Mexico, Argentina, Brazil, Chile and Canada continued to show strong growth, which was supported by increased capital expenditure.

CHEP EUROPE

Comparable operating profit results for CHEP Europe were in line with previous statements. Revenue was 7% higher than the previous year at £554 million, with growth strengthening in the second half to 10%. The increase was mostly volume related, supported by key new contracts including San Pelligrino and Nestle Purina in Italy, Friskies in France and Henkel in Germany, Italy and France. CHEP's business in Italy in particular is growing very rapidly, albeit from a small base.

Comparable operating profit was £90 million, 21% below last year. Comparable operating margin was 17% in constant currency. Causes of the decline have been explained previously and include the impact of service centre fires during the first half of £4 million, ongoing higher IT costs (largely related to SAP) of £7 million, and an increase of £8 million in relation to the collection, repair and relocation of pallets.

The introduction of the new IT system created invoicing problems and some customer dissatisfaction early in the year. The situation has now improved.

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By the end of the year and despite the increased sales revenue, debtors had decreased by £32 million with trade debtor days improving by 18 days. The resolution of similar implementation issues with SAP occurred more rapidly in the USA than in Europe. CHEP Europe is continuing to address these issues and is expecting to see further improvements in the current year leading to enhanced customer satisfaction.

Operating cash flow after capital expenditure improved by £65 million to £48 million after a £22 million cash outflow in respect of operating exceptional costs.

CHEP Europe Restructuring

The previously announced restructuring plan, the costs of which are being treated as an operating exceptional item, is on track. The restructuring programme consists of two elements, a reorganisation programme to improve operational efficiency and an asset productivity improvement programme.

Operational Efficiency Improvement Programme

Reorganisation Plan	Spent to Date	Total Expected Cost	Anticipated Benefit	
£m			FY04	FY05
Indirect Workforce Reduction	13	16	6	12
Service Centre Configuration *	1	1	4	9
Service offering/Product rationalisation/Channel price implementation	8	23	3	8
Total	22	40	13	29

* excludes related capital expenditure

The reorganisation programme to improve operational efficiency and to reduce cost is proceeding to plan, with £22 million spent or committed in the year, out of a total estimated cost of £40 million.

Consultation with all the relevant Works Councils and our workforce continues to proceed well and the consolidation of finance and administrative processes into two service centres in Spain and the UK is expected to be completed within the current financial year. The reduction of the workforce by 300 to 400 employees should be completed to the same timetable. By the end of June 2003, there had been a net reduction of 120 employees. This element of cost was £13 million which includes committed expenditure in respect of most of the programme. Since most of the actual head count reductions to date occurred in the later stages of the financial year no significant financial benefit accrued during 2003.

Preliminary results from the study to assess the optimal service centre network configuration for the pan-European business confirmed that network optimisation is expected to result in transport savings, which will mainly flow from co-located collection, inspection, repair and dispatch functions.

The related cost is smaller than expected as the rationalisation will be largely derived from combining inspection and repair with existing service centres rather than closures. There will therefore be some associated capital expenditure which will be quantified as the plan is refined.

A number of small scale and uneconomic pooled products have already been discontinued. The services offered across the pallet pooling business are also being remodelled to provide a more flexible range of services, a more appropriate pricing structure and better asset control. Implementation will start in the coming months.

Asset Productivity Improvement Programme

Since it was first announced, an enormous effort has been made on the programme to improve the asset productivity of the European pallet pool. Approximately 60% of pallets with principal distributors and some 67% of pallets with manufacturer customers have been audited. Further reconciliations and audits are underway.

There has been a relocation of 2.4 million pallets held in CHEP Europe's own service centre network, with pallets now being correctly positioned to meet customer demand.

As a result of the intensified audit programme, 1.1 million pallets have been added back to our manufacturer customers' holdings, with associated revenue improvements. Shortfalls at other customers have led to compensation receipts expected in respect of another one million pallets.

Provisions have been made in relation to a further four million pallets that were thought during the audit process not to be recoverable. This is included within the charge of £28 million which has been incurred to date and is shown as an operating exceptional item in the accounts.

It is possible that, as the audits progress, further pallets may prove to be unviable to collect and repair and will need to be written off. The estimated programme cost of £45 million should be sufficient to cover that eventuality. In the ordinary course of business however provisions continue to be made for ongoing pallet losses.

CHEP - REST OF WORLD

Revenue growth in these regions remained strong and at £133 million, revenue was 11% higher than the previous year. The successful launch of new products in Australia, including the roll out of reusable plastic containers (RPCs) by Woolworths, a major national retailer, has widened the revenue base. Revenue from services other than pallets accounted for 27% of total Asia-Pacific revenue for the year to June 2003.

Comparable operating profit at £33 million was similar to the previous year, when there was a higher than normal level of compensation receipts in Australia.

CHEP South Africa continues to perform strongly.

CHEP - CONTAINER BUSINESS

CHEP's Re-useable Plastic Container (RPC) business around the world continues to grow. Revenues were £79 million, 11% higher than the previous year with growth in Europe particularly strong. Recent agreements include Carrefour and Casino. The US business was supported by a new agreement with HEB, the largest retailer in Texas. Other regions grew strongly. Significant efforts have been made to improve operational efficiencies by introducing global best practice in wash facilities and RPC purchasing.

Revenue from the automotive container business grew by 6% to £54 million. A new US contract with TRW Automotive started in the second half.

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CHEP - GLOBAL INITIATIVE

An important initiative being implemented across CHEP is the drive to improve customer satisfaction. CHEP is continuing to grow revenue across all regions. During the year 17 new contracts, each with annualised revenue in excess of approximately £1 million were signed. However, the long term prosperity of the business can only be assured if customers are increasingly satisfied with CHEP's service offering. A global quality programme named Perfect Trip has been launched to measure and improve CHEP's service quality and to achieve the ultimate objective that every pallet and container must travel through its customers in a reliable, error-free manner – from delivery through to invoicing.

CLEANAWAY

£m	12 months to 30 Jun 03 As Reported	12 months to 30 Jun 03 Constant Currency	12 months to 30 Jun 02	% Change – Constant Currency
Revenue	964	941	916	3
Comparable operating profit	96	93	97	(4)
Operating cash flow after capital expenditure	84	80	62	-

Cleanaway continued to perform satisfactorily despite difficult trading conditions in some of its market segments. Overall, revenue in constant currency was 3% higher, though comparable operating profit was 4% below the previous year.

Operating cash flow showed significant improvement, with a lower level of capital expenditure and an improved working capital performance. Operating cash flow after capital expenditure was £84 million, up from £62 million in the previous year.

In the UK, excluding the Building Repair and Maintenance division which was divested in the year, revenue was 5% higher at £440 million. Comparable operating profit however was lower than the previous year. The UK Dry Waste business performed robustly. The Materials Recycling Facility in Rainham, Essex, is running ahead of expectations and plans for the development of a further facility in Greenwich were announced in July. The technical waste business continued to be adversely affected by the introduction of the Landfill Directive in July 2002 through a reduction in technical waste volume being processed through the landfill facilities. Cleanaway has proved itself a credible partner in helping its customers achieve the goals set out in the UK Government's strategy document, "UK Waste Strategy 2000" and is well positioned to benefit from the trend towards increased recycling of waste. Cleanaway UK's share of the outsourced municipal waste collection market increased in the year, with contract wins including those in Thurrock, Medway, Croydon and Tower Hamlets. The municipal order book was £755 million at the end of June.

In Germany, revenue at £340 million was down by 4% but comparable operating profit was similar to last year notwithstanding weak economic conditions and the disruption caused by the implementation of the new drinks container deposit directive. This result compares very favourably with Cleanaway's competitors. High average paper prices, particularly in the early part of the year, had a positive effect as did a small acquisition in Berlin.

Re-tenders were submitted in May for DSD – the packaging recycling scheme – and the outcome of this process is expected to be announced shortly. The new contracts will be for three years commencing 1 January 2004. Cleanaway Germany is actively competing in this process. In order to mitigate the price erosion anticipated, a restructuring programme has already commenced which has resulted in a reduction of Cleanaway's workforce in Germany by approximately 200 people. Further consolidation of facilities will be considered when the DSD results are known.

The performance in Cleanaway Australia and New Zealand was very good, with revenue 4% higher than the previous year at £161 million and comparable operating profits up strongly. A number of new municipal and recycling contracts, such as those in Canberra, Logan City, Cairns and Tea Tree Gully have supported this growth, as has the absence of the loss making contract in Brisbane. The municipal contract order book stood at A$530 million at the end of June 2003.

In Asia, the trading performance was similar to the previous year, reflecting the soft Taiwanese economy and a lower level of one-off site remediation projects. However, the new landfill gas-to-energy plant in Nanjing, China is developing in line with expectations.

For the current year in the UK, the Dry Waste outlook remains firm, with a strong outstanding order book. The technical waste business is expected to remain under pressure and additional pension costs in the UK of approximately £4 million may be incurred.

In Germany the market remains uncertain, affected by a combination of the DSD retendering, the new drinks container deposit directive and the generally weak German economy. However, Cleanaway has a strong and efficient facility base from which to meet these challenges and to benefit from the opportunities which are expected to arise following this period of considerable change.

The outlook for Cleanaway Australia remains good, underpinned by a strong municipal contract order book and a growing National Accounts and Recycling business.

RECALL

£m	12 months to 30 Jun 03		12 months to 30 Jun 02	% Change – Constant Currency
	As Reported	Constant Currency		
Revenue	258	269	229	17
Comparable operating profit	49	52	40	30
Operating cash flow after capital expenditure	33	33	12	-

Recall again had a very successful year, with comparable operating profits in the second half being particularly strong. Revenue grew by 17% overall, of which 8 percentage points were organic growth. Eighteen acquisitions were made in the year, including two that provided entry into Sweden and Finland.

In North America, revenue increased by 19%. There were 11 acquisitions in the USA during the year which continued the creation of a national network in Secure Destruction Services (SDS)

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and expanded the geographical footprint in the Document Management Services (DMS) business. Recall now services directly the key markets of Washington DC and Minneapolis, Minnesota and has recently expanded into Las Vegas. A new DMS mega centre has recently been opened in Boston. New national US contracts in the SDS business included Wal*Mart pharmacies.

In Europe, acquisitions particularly in the UK, Sweden, Norway, Denmark and Finland supported revenue growth of 39%. The acquisition of the Sentinel business in the UK in March brought with it an efficient DMS facility in Greenwich, London and provided Recall with an excellent base for growth in the UK. Recall's market share in the London area has reached approximately 21%.

Comparable operating profits increased by 30%, producing a comparable operating margin of 19%. This was aided by a one-off £1.6 million insurance compensation. Perfect Order, which is a service improvement programme, was implemented throughout DMS globally. The improvement in customer service as a result of this programme helped to reduce customer losses as well as to gain new accounts, supporting Recall's high organic growth rate.

Recall's established geographical coverage, high quality product offerings and strong focus on customer service position it well to continue its organic growth and acquisition investment strategy in future years.

Recall's cash flow after capital expenditure was strong and increased by £21 million to £33 million in the year.

BRAMBLES INDUSTRIAL SERVICES

£m	12 months to 30 Jun 03		12 months to 30 Jun 02	% Change – Constant Currency
	As Reported	Constant Currency		
Revenue	282	276	273	1
Comparable operating profit	28	28	31	(10)
Operating cash flow after capital expenditure	41	41	16	-

Revenue in Brambles Industrial Services (BIS) was 1% higher with comparable operating profit 10% below the previous year.

Cash flow performance was very strong, with tight management of working capital and a prudent approach to capital expenditure. Operating cash flow after capital expenditure improved from £16 million to £41 million.

The Australian business generated 55% of the total revenue and continued to benefit from restructuring and re-focusing on a more limited number of core services. During the year, some smaller maintenance and cranes businesses were sold and a large number of major contracts were successfully renewed. In its first full year of operation, the Pulverised Coal Injection plant supplying BHP Steel performed very strongly.

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In the Northern Hemisphere, reduced volumes from Corus at Port Talbot in Wales due to a blast furnace breakdown and a customer bankruptcy held back both revenue and comparable operating profits. However, there was some improvement later in the year with the relighting of the No. 5 blast furnace. Major contracts were won with Arcelor for slag handling in Dunkirk, France and with Celsa in Wales for steel mill and logistics services.

Brambles Industrial Services has in-depth technical knowledge and strong, focused positions in a selected number of industrial sites. The confirmation by Corus that its UK activities will be concentrated at the Port Talbot site is encouraging. Port Talbot is the key UK site for BIS. Benefits from previously won Arcelor contracts will gradually be felt. Looking forward, the business will continue to focus on achieving further operational excellence.

REGIONAL BUSINESSES

£m	12 months to 30 Jun 03		12 months to 30 Jun 02	% Change – Constant Currency
	As Reported	Constant Currency		
Revenue	121	129	160	(19)
Comparable operating profit	4	3	10	(70)
Operating cash flow after capital expenditure	8	6	9	-

The on-going softness in the US economy continued to adversely affect Interlake, the market leader in the manufacture of container racking in the US. This has been further exacerbated by the amount of second hand racking on the market following the closure of e-business related warehousing. Costs have been tightly controlled, with the closure of a production facility in California and the consolidation of manufacturing into lower cost sites including a new facility in Mexico.

Economic conditions have also adversely affected operations in our other regional businesses, Eurotainer and TCR. Despite this, both continued to perform steadily and TCR benefited from new airport equipment pooling contracts in the UK. The results of Meineke and Brambles Marine are included in divested businesses in the financial statements.

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OUTLOOK

Looking forward to the next twelve months, economic recovery remains tentative in the US and Europe.

In CHEP, we continue to see revenue growth opportunities in all of our markets. Within the Americas segment, initiatives in the US to optimise the operation of the new service centre network will increase costs in the short term and this will result in weaker performance in the first half compared to the prior year but with a stronger cash flow. Trading in the second half should be better than the comparable period last year. In Europe, trading should improve as the year progresses as benefits are realised from the restructuring programme. Overall, CHEP is expected to make good progress for the year as a whole.

Cleanaway's margin will be affected by the one off event of DSD re-tendering. However Cleanaway is strategically well positioned to meet this challenge and to resume growth momentum thereafter.

Growth is anticipated from Recall and Brambles Industrial Services should continue to perform steadily.

In summary, although trading for the first half in constant currency will be weaker than last year we expect a better performance in the second half, leading to improved cash flow and good progress for the year as a whole.

FILE NO. 82-5205

Brambles

COMBINED PROFIT AND LOSS ACCOUNT
for the year ended 30 June 2003

	Year ended 30 June 2003			Year ended 30 June 2002		
	Before goodwill and exceptional items £ millions	**Goodwill and exceptional items £ millions**	**Total £ millions**	Before goodwill and exceptional items £ millions	Goodwill and exceptional items £ millions	Total £ millions
TURNOVER (including share of joint ventures and associates)						
Continuing operations	**2,909**	-	**2,909**	2,780	-	2,780
Discontinued operations	**88**	-	**88**	404	-	404
	2,997	-	**2,997**	3,184	-	3,184
Less: share of joint ventures	**(31)**	-	**(31)**	(20)	-	(20)
Less: share of associates	**(51)**	-	**(51)**	(52)	-	(52)
GROUP TURNOVER	**2,915**	-	**2,915**	3,112	-	3,112
OPERATING PROFIT						
Continuing operations before goodwill amortisation and exceptional items	**347**	-	**347**	361	-	361
Goodwill amortisation	-	**(34)**	**(34)**	-	(32)	(32)
Exceptional items	-	**(59)**	**(59)**	-	-	-
Continuing operations	**347**	**(93)**	**254**	361	(32)	329
Discontinued operations	**10**	-	**10**	31	-	31
GROUP OPERATING PROFIT	**357**	**(93)**	**264**	392	(32)	360
Share of op. profit of joint ventures	**7**	-	**7**	3	-	3
Share of op. profit of associates	**5**	-	**5**	7	-	7
TOTAL OPERATING PROFIT	**369**	**(93)**	**276**	402	(32)	370
EXCEPTIONAL ITEMS						
Net (loss)/profit on sale of discontinued operations	-	**(1)**	**(1)**	-	30	30
DLC costs – continuing operations	-	**(2)**	**(2)**	-	(32)	(32)
PROFIT BEFORE INTEREST AND TAXATION	**369**	**(96)**	**273**	402	(34)	368
Net interest payable:						
Group	**(81)**	-	**(81)**	(96)	-	(96)
Share of joint ventures	**(2)**	-	**(2)**	(1)	-	(1)
	(83)	-	**(83)**	(97)	-	(97)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**286**	**(96)**	**190**	305	(34)	271
Tax on profit on ordinary activities	**(91)**	**19**	**(72)**	(85)	(11)	(96)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**195**	**(77)**	**118**	220	(45)	175
Equity minority interests	**(1)**	-	**(1)**	(1)	-	(1)
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	**194**	**(77)**	**117**	219	(45)	174
Equity dividends paid and proposed	**(127)**	-	**(127)**	(120)	-	(120)
Transfer (from)/to combined reserves	**67**	**(77)**	**(10)**	99	(45)	54
Basic earnings per share (pence)	**11.5**		**6.9**	13.0		10.3
Diluted earnings per share (pence)	**11.5**		**6.9**	13.0		10.3

FILE NO. 82-5205

Brambles

COMBINED BALANCE SHEET
as at 30 June 2003

	2003 £ millions	2002 £ millions
FIXED ASSETS		
Intangible assets	**507**	479
Tangible assets	**2,392**	2,259
	2,899	2,738
Investments		
Joint ventures:		
Share of gross assets	**81**	59
Share of gross liabilities	**(42)**	(42)
	39	17
Associates	**21**	47
Other investments	**14**	13
Total investments	**74**	77
Total fixed assets	**2,973**	2,815
CURRENT ASSETS		
Stocks	**32**	34
Debtors	**697**	765
Cash at bank and in hand	**45**	53
	774	852
CREDITORS: amounts falling due within one year:		
Borrowings	**(49)**	(85)
Creditors	**(500)**	(564)
Taxation and dividends payable	**(106)**	(147)
	(655)	(796)
NET CURRENT ASSETS	**119**	56
Total assets less current liabilities	**3,092**	2,871
CREDITORS: amounts falling due beyond one year - borrowings	**(1,603)**	(1,549)
Provisions for liabilities and charges	**(299)**	(188)
NET ASSETS	**1,190**	1,134
CAPITAL AND RESERVES		
Share capital	**527**	477
Share premium account	**50**	50
Other reserves	**83**	108
Combined profit and loss account	**525**	494
Equity shareholders' funds	**1,185**	1,129
Equity minority interests	**5**	5
	1,190	1,134

FILE NO. 82-5205

Brambles

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Profit attributable to parent companies' shareholders	**117**	174
Exchange translation differences	**60**	46
Total recognised gains since last Annual Report	**177**	220

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS
for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Combined shareholders' funds at the beginning of the period	**1,129**	993
Profit attributable to parent companies' shareholders	**117**	174
Ordinary dividends paid and proposed	**(127)**	(120)
Issue of ordinary shares, net of expenses	**2**	20
Reinstatement of goodwill due to sale of businesses	**2**	14
Shares to be issued	**2**	2
Exchange translation difference – Brambles Industries Limited share capital	**48**	-
Exchange translation difference – other	**12**	46
Net increase in combined shareholders' funds	**56**	136
Combined shareholders' funds at the end of the period	**1,185**	1,129

FILE NO. 82-5205

Brambles

COMBINED CASH FLOW STATEMENT
for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Net cash inflow from operating activities	**684**	673
Dividends received from joint ventures and associates	**7**	1
Interest received	**4**	5
Interest paid	**(83)**	(99)
Interest element of finance lease rentals	**(1)**	-
Returns on investments and servicing of finance	**(80)**	(94)
Taxation paid	**(131)**	(97)
Purchase of tangible fixed assets	**(456)**	(557)
Proceeds from sale of tangible fixed assets	**45**	85
Investment loans and other financial investments	**2**	(7)
Capital expenditure and financial investment	**(409)**	(479)
Purchase of subsidiary undertakings	**(106)**	(34)
Net cash acquired with subsidiary undertakings	**3**	-
DLC costs paid	**-**	(21)
Sale of businesses	**50**	397
Acquisitions and disposals	**(53)**	342
Equity dividends paid to shareholders of the parent companies	**(125)**	(98)
Net cash (outflow)/inflow before management of liquid resources and financing	**(107)**	248
Management of liquid resources	**(1)**	(1)
Net proceeds from share issues	**2**	20
Increase/(decrease) in borrowings	**118**	(278)
Capital element of finance lease rentals	**(6)**	(5)
Financing	**114**	(263)
Increase/(decrease) in cash	**6**	(16)

FILE NO. 82 - 5205

Brambles

MOVEMENT IN COMBINED NET DEBT
for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Increase/(decrease) in cash	**6**	(16)
(Increase)/decrease in borrowings	**(118)**	278
Capital element of finance lease rentals	**6**	5
Currency variations	**51**	30
Increase in liquid resources	**(1)**	1
Other non-cash changes	**35**	(16)
Subsidiaries acquired and sold	**(5)**	-
Total movement	**(26)**	282
Net borrowings at beginning of period	**(1,581)**	(1,863)
Net borrowings at end of period	**(1,607)**	(1,581)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES
for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Group operating profit	**264**	360
Depreciation charge	**316**	346
Goodwill amortisation	**34**	32
Decrease/(increase) in working capital	**27**	(43)
Increase in provisions	**1**	9
Other	**42**	(31)
Net cash inflow from operating activities	**684**	673

FILE NO. 82-5205

Brambles

COMBINED SEGMENTAL ANALYSIS
for the year ended 30 June 2003

	Turnover		Comparable operating profit*		Net assets	
	2003	2002	**2003**	2002	**2003**	2002
	£ millions	£ millions	**£ millions**	£ millions	**£ millions**	£ millions
By business segment						
CHEP	**1,284**	1,202	**199**	207	**1,681**	1,637
Cleanaway	**964**	916	**96**	97	**675**	668
Recall	**258**	229	**49**	40	**335**	276
Brambles Industrial Services	**282**	273	**28**	31	**241**	256
Regional Businesses	**121**	160	**4**	10	**108**	114
Corporate	**-**	-	**(17)**	(14)	**(75)**	(60)
Total continuing businesses	**2,909**	2,780	**359**	371	**2,965**	2,891
Discontinued operations	**88**	404	**10**	31	**(14)**	42
Total	**2,997**	3,184	**369**	402	**2,951**	2,933
By geographic origin						
Europe	**1,597**	1,638	**181**	225	**1,576**	1,569
Americas	**861**	952	**104**	99	**1,076**	1,064
Australia/New Zealand	**473**	544	**68**	63	**306**	294
Rest of the World	**66**	50	**16**	15	**68**	66
Corporate	**-**	-	**-**	-	**(75)**	(60)
Total	**2,997**	3,184	**369**	402	**2,951**	2,933
Total segmented net assets					**2,951**	2,933
Net debt					**(1,607)**	(1,581)
Net tax liabilities					**(154)**	(218)
Total net assets					**1,190**	1,134

* Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items (EBITA before exceptionals). The difference between comparable operating profit and profit before interest and tax is due to goodwill amortisation and exceptional items. Goodwill amortisation by segment is CHEP £1 million (2002: £1 million), Cleanaway £15 million (2002: £14 million), Recall £12 million (2002: £10 million), Brambles Industrial Services £4 million (2002: £4 million), Regional Businesses £2 million (2002: £2 million), Discontinued operations nil (2002: £1 million). Exceptional items by segment are CHEP £(50) million (2002: nil), Cleanaway £(5) million (2002: nil), Brambles Industrial Services £(1) million (2002: nil), Regional Businesses £(2) million (2002: nil), Corporate £(2) million (2002: £(32) million), Discontinued £(2) million (2002: £30 million).

FILE NO. 82-5205

Brambles

COMBINED SEGMENTAL ANALYSIS (continued)
for the year ended 30 June 2003

	Profit before interest and tax (after goodwill amortisation and exceptional items)		Non-operating exceptionals	
	2003	2002	**2003**	2002
	£ millions	£ millions	**£ millions**	£ millions
By business segment				
CHEP	**148**	206	-	-
Cleanaway	**76**	83	-	-
Recall	**37**	30	-	-
Brambles Industrial Services	**23**	27	-	-
Regional Businesses	-	8	-	-
Corporate	**(19)**	(46)	**(2)**	(32)
Total continuing businesses	**265**	308	**(2)**	(32)
Discontinued operations	**8**	60	**(1)**	30
Total	**273**	368	**(3)**	(2)
By geographic origin				
Europe	**85**	290	**(19)**	70
Americas	**90**	24	**1**	(37)
Australia/New Zealand	**82**	39	**15**	(35)
Rest of the World	**16**	15	-	-
Total	**273**	368	**(3)**	(2)

Brambles' activities are structured along global business lines. The material business segments are Pallet and Container Pooling (CHEP), Waste Management (Cleanaway), Information Management (Recall) and Brambles Industrial Services. The Regional Businesses segment comprises Interlake, TCR and Eurotainer.

The 'Discontinued' segment comprises, for 2003, Heavy Contracting, FM Repairs and Maintenance, Shipping and Meineke and for 2002 also includes Rail Division, Equipment Division, Specialised Transport, Jardine and North West Shipping and Gardner Perrott. Some elements of revenues and profit from ordinary activities arising from disposals are subject to finalisation of completion accounts.

To enable meaningful comparison, the industry segmentation for 2003 has been prepared to reflect discontinued operations. The comparatives for 2002 have been amended accordingly. The impact of redefining the business segments previously published for 2002 is as follows: (i) Turnover – Cleanaway £(68) million; Brambles Industrial Services £(12) million; Regional Businesses £(63) million; Discontinued £143 million; and (ii) Operating profit – Cleanaway £(1) million; Regional Businesses £(14) million; Discontinued £15 million.

FILE NO. 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION
for the year ended 30 June 2003

1. Basis of preparation

Brambles combined financial information (the combined financial information) represents the combined businesses of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL) and encompasses their respective subsidiaries, associates and joint ventures (the combined businesses).

The merger of the support services activities of GKN plc with BIL was completed on 7 August 2001. The merger involved GKN plc separating its support services activities from its engineering operations and placing them in a new company, BIP. BIP and BIL were then combined under a dual listed companies (DLC) structure (Combined Brambles Group). This structure unites the economic interests of the two shareholder groups.

The combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of the Combined Brambles Group. It has been prepared under merger accounting principles, as set out in Financial Reporting Standard 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the 2002 financial year. The accounting policies of BIP and BIL were the same under UKGAAP. A reconciliation to AGAAP is presented in Note 9.

Consolidated financial information for BIP is presented on pages 31 to 34.

2. Accounting policies

The preliminary results for the year ended 30 June 2003 have been prepared on the basis of the accounting policies set out in the 2002 Annual Report and Accounts.

3. Earnings per share

Earnings per share for 2003 is based on the earnings of the year of £117 million (2002: £174 million) and calculated on the weighted average number of 1,690.6 million shares in issue and ranking for dividend (2002: 1,687.0 million shares). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 1,690.9 million (2002: 1,690.3 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		**Earnings per share**	
	2003 £ millions	2002 £ millions	**2003 pence**	2002 pence
Profit for the period	**117**	174	**6.9**	10.3
Included in operating profit:				
- Goodwill amortisation	**34**	32	**2.0**	1.9
- Exceptional items	**59**	-	**3.5**	-
Non-operating exceptional items	**3**	2	**0.2**	0.1
Tax attributable to exceptional items	**(19)**	11	**(1.1)**	0.7
Profit after tax before goodwill amortisation and exceptional items	**194**	219	**11.5**	13.0

FILE NO. 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION
for the year ended 30 June 2003

4. Exceptional items

	2003 £ millions	2002 £ millions
Operating exceptional items: [1]		
- Reorganisation costs	**(59)**	-
Non-operating exceptional items:		
- Profit on sale of discontinued operations	**23**	105
- Loss on sale of discontinued operations	**(24)**	(75)
Net (loss)/profit on sale of discontinued operations	**(1)**	30
DLC merger costs	**(2)**	(32)
	(3)	(2)
Total exceptional items before tax	**(62)**	(2)
Tax on exceptional items:		
- Operating exceptional items	**18**	-
- Non-operating exceptional items		
- Profit on sale of discontinued operations	**(2)**	(28)
- Loss on sale of discontinued operations	**2**	17
- DLC merger costs	**1**	-
Total tax on exceptional items	**19**	(11)
Exceptional items after tax	**(43)**	(13)

[1] These costs principally comprise redundancy costs, pallet writedowns and other related costs in CHEP Europe (£50 million) and restructuring costs in Cleanaway Germany (£5 million).

5. Equity dividends

A second interim dividend of 4.053 pence per BIP share has been declared and will be paid on 9 October 2003 to shareholders on the register at 19 September 2003.

	2003 £ millions	2002 £ millions
Brambles Industries plc:		
- Interim paid 3.757 pence per share (2002: 3.590 pence)	**27**	26
- Second interim declared 4.053 pence per share (2002: 3.577 pence)	**29**	26
	56	52
Brambles Industries Limited:		
- Interim paid 10.0 cents per share (2002: 10.0 cents)	**32**	33
- Final declared 10.0 cents per share (2002: 10.0 cents)	**39**	35
	71	68
	127	120

FILE NO. 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION
for the year ended 30 June 2003

6. Harmonisation of CHEP pallet accounting in 2002

The results for the year ended 30 June 2002 reflect the impact of the harmonisation of accounting in CHEP. The net negative impact of the harmonisation on operating profit and on profit before tax was £9 million and included a one-off charge of £21 million.

7. Tax on profit on ordinary activities

	2003 £ millions	2002 £ millions
Current taxation:		
- UK corporation tax charge for the year	**18**	26
- Adjustments in respect of prior periods	**(1)**	-
- Overseas taxation charge		
- Corporation tax	**56**	58
- Adjustments in respect of prior periods	**(2)**	-
- Joint ventures	**1**	1
- Associates	**2**	1
Total current taxation	**74**	86
Deferred taxation:		
- Origination and reversal of timing differences	**(10)**	10
- Adjustments in respect of prior periods	**8**	-
Tax on profit on ordinary activities	**72**	96

The actual current tax charge differs from the UK standard rate of 30% for the reasons set out below:

	2003	2002
Profit on ordinary activities before taxation	**190**	271
Tax on profit on ordinary activities at standard rate	**57**	81
Factors affecting charge:		
- Capital allowances in excess of depreciation	**(30)**	(30)
- Change in provisions	**(3)**	(1)
- Other timing differences	**14**	-
- Other net expenses not deductible for tax purposes	**10**	17
- Non-taxable profit on sale of assets	**(3)**	-
- Foreign tax charged at different rates	**5**	6
- Utilisation of tax losses brought forward	**(1)**	(3)
- Unrelieved tax losses carried forward	**28**	21
- Adjustments to tax charge in respect of prior periods	**(3)**	(5)
	74	86

8. Contingent liabilities

The Group is in the process of agreeing completion accounts in respect of the disposals of several businesses sold in current or prior periods. The Group has recognised the financial impact of the expected resolution of any outstanding items on the basis of all information currently available. Until these matters are agreed, a contingent liability exists for any costs ultimately borne by the Group in excess of the amounts provided at 30 June 2003.

Except for the above, there have been no other material changes in the contingent liabilities of the Group.

FILE NO. 82-5205

Brambles

NOTES TO THE COMBINED FINANCIAL INFORMATION
for the year ended 30 June 2003

9. GAAP Reconciliation
Year ended 30 June 2003

	2003 UK GAAP £m	2003 UK GAAP A$m	GAAP adjustments in A$ millions: Assoc. and joint ventures	Goodwill	Other	Total adjust -ments	2003 AGAAP A$m
TURNOVER (including share of joint ventures and associates)	2,997	8,141	-	-	-	-	8,141
OPERATING PROFIT							
Continuing operations before goodwill amortisation	347	943	-	-	5	5	948
Goodwill amortisation	(34)	(92)	2	(21)	-	(19)	(111)
Exceptional items	(59)	(146)	-	-	-	-	(146)
Continuing operations	254	705	2	(21)	5	(14)	691
Discontinued operations	10	25	-	-	-	-	25
GROUP OPERATING PROFIT	264	730	2	(21)	5	(14)	716
Share of operating profit of joint ventures	7	19	(9)	-	-	(9)	10
Share of operating profit of associates	5	14	(6)	-	-	(6)	8
TOTAL OPERATING PROFIT	276	763	(13)	(21)	5	(29)	734
EXCEPTIONAL ITEMS							
DLC costs	(2)	(4)	-	-	-	-	(4)
Other	(1)	(1)	-	-	-	-	(1)
PROFIT BEFORE INTEREST AND TAXATION	273	758	(13)	(21)	5	(29)	729
Net interest payable	(83)	(226)	5	-	-	5	(221)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	190	532	(8)	(21)	5	(24)	508
Income tax expense	(72)	(197)	8	2	12	22	(175)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	118	335	-	(19)	17	(2)	333
Minority interests	(1)	(3)	-	-	-	-	(3)
PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	117	332	-	(19)	17	(2)	330

FILE NO. 82-5205

Brambles Industries plc

NOTES TO THE COMBINED FINANCIAL INFORMATION
for the year ended 30 June 2003

9. GAAP Reconciliation (continued)
Year ended 30 June 2002

	2002 UK GAAP £m	2002 UK GAAP A$m	GAAP adjustments in A$ millions: Assoc. and joint ventures	Goodwill	DLC costs	Other	Total adjust -ments	2002 AGAAP A$m
TURNOVER (including share of joint ventures and associates)	3,184	8,820	-	-	-	-	-	8,820
OPERATING PROFIT								
Continuing operations before goodwill amortisation	361	998	-	-	-	(7)	(7)	991
Goodwill amortisation	(32)	(87)	-	(22)	-	11	(11)	(98)
Continuing operations	329	911	-	(22)	-	4	(18)	893
Discontinued operations	31	85	-	-	-	-	-	85
GROUP OPERATING PROFIT	360	996	-	(22)	-	4	(18)	978
Share of operating profit of joint ventures	3	8	(8)	-	-	-	(8)	-
Share of operating profit of associates	7	19	(1)	-	-	-	(1)	18
TOTAL OPERATING PROFIT	370	1,023	(9)	(22)	-	4	(27)	996
EXCEPTIONAL ITEMS								
Net profit on sale of discontinued operations	30	71	-	23	-	-	23	94
DLC costs	(32)	(91)	-	-	85	-	85	(6)
PROFIT BEFORE INTEREST AND TAXATION	368	1,003	(9)	1	85	4	81	1,084
Net interest payable	(97)	(270)	4	-	-	5	9	(261)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	271	733	(5)	1	85	9	90	823
Income tax expense	(96)	(263)	5	-	-	(18)	(13)	(276)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	175	470	-	1	85	(9)	77	547
Minority interests	(1)	(2)	-	-	-	-	-	(2)
PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	174	468	-	1	85	(9)	77	545

FILE NO. 82 - 5205

Brambles Industries plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Turnover (including share of associates)		
- Continuing operations	**2,072**	1,989
- Discontinued operations	**67**	92
Less share of associates - continuing	**(50)**	(45)
Group turnover	**2,089**	2,036
Operating profit		
Continuing operations before goodwill amortisation and exceptional items	**213**	236
Goodwill amortisation	**(16)**	(15)
Exceptional items	**(57)**	-
Continuing operations	**140**	221
Discontinued operations before exceptional items	**8**	9
Exceptional items - discontinued operations	**(1)**	-
Discontinued operations	**7**	9
Group operating profit	**147**	230
Share of operating profit of associates – continuing operations	**5**	4
Total operating profit	**152**	234
Net loss on sale of discontinued operations	**(5)**	-
DLC costs – continuing operations	**(2)**	(15)
Profit on ordinary activities before interest and tax	**145**	219
Net interest payable	**(70)**	(67)
Profit on ordinary activities before taxation	**75**	152
Tax on profit on ordinary activities	**(31)**	(52)
Profit on ordinary activities after taxation	**44**	100
Equity minority interest	**(16)**	(46)
Profit attributable to shareholders	**28**	54
Equity dividends paid and proposed	**(56)**	(52)
Retained (loss)/profit transferred (from)/to reserves	**(28)**	2
Basic earnings per share (pence)	**3.9**	7.5
Diluted earnings per share (pence)	**3.9**	7.5

FILE NO. 82-5205

Brambles Industries plc

CONSOLIDATED BALANCE SHEET
as at 30 June 2003

	2003 £ millions	2002 £ millions
FIXED ASSETS		
Intangible assets	**247**	242
Tangible fixed assets and investments	**1,927**	1,803
	2,174	2,045
CURRENT ASSETS		
Stocks	**20**	19
Debtors	**471**	503
Cash at bank and in hand	**40**	20
	531	542
CREDITORS: amounts falling due within one year	**(997)**	(1,555)
NET CURRENT LIABILITIES	**(466)**	(1,013)
Total assets less current liabilities	**1,708**	1,032
CREDITORS: amounts falling due after more than one year	**(864)**	(201)
Provisions for liabilities and charges	**(196)**	(144)
NET ASSETS	**648**	687
CAPITAL AND RESERVES		
Share capital	**36**	36
Share premium account	**50**	50
Other reserves	**83**	81
Profit and loss account	**187**	212
Equity shareholders' funds	**356**	379
Equity minority interests	**292**	308
	648	687

FILE NO. 82-5205

Brambles Industries plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Profit attributable to parent companies' shareholders	28	54
Exchange translation differences	5	3
Total recognised gains and losses since last Annual Report	33	57

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 June 2003

	2003	2002
Net cash inflow from operating activities	492	447
Dividends received from associates	2	-
Interest received	20	13
Interest paid	(91)	(80)
Interest element of finance lease rentals	(1)	-
Dividends paid to minority shareholders in subsidiary undertakings	(36)	(7)
Returns on investments and servicing of finance	(108)	(74)
UK corporation tax paid	(27)	(12)
Overseas corporate tax paid	(33)	(33)
Taxation paid	(60)	(45)
Purchase of tangible fixed assets	(368)	(434)
Proceeds from sale of tangible fixed assets	24	54
Investment loans and other financial investments	-	(3)
Capital expenditure and financial investment	(344)	(383)
Purchase of subsidiary undertakings	(24)	(5)
Net cash acquired with subsidiary undertakings	4	-
DLC costs paid	-	(13)
Sale of businesses	2	-
Acquisitions and disposals	(18)	(18)
Equity dividends paid to shareholders	(53)	(26)
Net cash outflow before management of liquid resources and financing	(89)	(99)
Management of liquid resources	-	-
Increase in borrowings	101	84
Financing	101	84
Increase/(decrease) in cash	12	(15)

FILE NO. 82-5205

Brambles Industries plc

NOTES TO THE BRAMBLES INDUSTRIES PLC FINANCIAL INFORMATION
for the year ended 30 June 2003

1. Basis of preparation

Brambles Industries plc was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of 723,742,311 ordinary shares of 5 pence each in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a group reconstruction under merger accounting principles. The results and cash flows of the relevant entities were combined from the beginning of the 2002 financial year and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

2. Accounting policies

The preliminary results for the year ended 30 June 2003 have been prepared on the basis of the accounting policies set out in the 2002 Annual Report and Accounts.

3. Combined financial information

The combined financial information presented on pages 19 to 30 forms part of the notes to the financial information for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

4. Status of financial information

The preliminary results for 2003 were approved by the board of directors on 2 September 2003. The financial information contained in this announcement does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. The financial statements for 2003 will be distributed to shareholders prior to the Annual General Meeting and filed with the Register of Companies following the AGM. The financial statements for 2003 include the auditors' report, which was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

The figures for 2002 have been extracted from the statutory accounts, which have been distributed to shareholders and filed with the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.